Exhibit 99.3

Silynxcom Announces Financial Results for the Six Months Ended
June 30, 2026: Revenue Increased 174% Compared with H1-2025

Gross profit increased 338% to $3.6 million; operating loss narrowed to $0.7 million amid significant growth in Asia

Netanya, Israel, Sept. 14, 2026 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today announced its unaudited interim condensed consolidated financial results as of and for the six months ended June 30, 2026, together with a business update for the first half of 2026.

Nir Klein, Chief Executive Officer of Silynxcom, commented: “In the first half of 2026, we acted strategically and proactively to expand the presence and brand awareness of Silynxcom in new markets. We established strategic relationships with agents and resellers and significantly strengthened our global channel network.

“We believe we have laid a solid foundation in many countries across Asia and Europe and reinforced our existing relationships in additional markets worldwide. These efforts are already bearing fruit. Since the beginning of 2026, we have experienced impressive sales momentum from our customers and have also further strengthened our relationships with existing clients.

“We are fully committed to maintaining this strong momentum throughout 2026 and continuing to expand our global footprint while delivering greater value to our customers around the world.”

Key Highlights as of and for the Six Months Ended June 30, 2026:

●	Revenue for the six months ended June 30, 2026, amounted to $6.2 million, representing an increase of 174% compared to $2.3 million in the first half of 2025. The Company maintained a solid gross profit of $3.6 million, representing an increase of 338% compared to $0.8 million in the first half of 2025.

●	Cash and cash equivalents as of June 30, 2026, totaled $2.6 million.

●	Trade receivables, net, as of June 30, 2026, increased by 46% compared to December 31, 2025.

●	Positive shareholders’ equity: Preserved a healthy equity base of $5 million.

●	Significant growth in Asia: Revenue from Asia was $3.1 million in the six months ended June 30, 2026, compared with $0.1 million in the first half of 2025, driven by heightened demand for tactical communication systems.

●	Operating loss: narrowed to $0.7 million for the six months ended June 30, 2026, compared with an operating loss of $1.6 million for the six months ended June 30, 2025.

About Silynxcom Ltd.

For additional information about the Company please visit: https://silynxcom.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws that are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses the Company’s expectations to maintain sales momentum throughout 2026, its plans to continue expanding its global footprint and its ability to deliver greater value to customers around the world. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2026, and other documents filed with or furnished to the SEC, which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Capital Markets & IR Contact

ir@silynxcom.com